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                                                                Exhibit 4(b)(vi)

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                          OPTIONAL DEATH BENEFIT RIDER
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This rider provides for an optional death benefit which is coordinated with the
Death Benefit Available at Death of Any Annuitant provision in the Contract. While this Rider is in effect, the amount payable as of the date of receipt of due proof of death will be the greater of:

     o The Death Benefit provided for under the Death Provisions section in the Contract; or
     o The minimum death benefit as of the date of receipt of due proof of death.

Minimum Death Benefit

The minimum death benefit is the value of Purchase Payments increased with interest at 6% per Contract year up to 200% of Purchase Payments.

Withdrawals for each contract year up to 6% of Purchase Payments, calculated at the time of the withdrawals, reduce the minimum death benefit by the same amount that the withdrawal (including any applicable surrender charges) reduces the Contract Value. If withdrawals greater than 6% of Purchase Payments are made in the current or any prior Contract year, the minimum death benefit will be reduced proportionally for that Contract year and for each Contract year thereafter by the same percentage that the withdrawal (including any applicable surrender charges) reduces Contract Value.

When Minimum Death Benefit is Calculated at Death of Any Annuitant: The minimum death benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated minimum death benefit will remain allocated to the various Investment Options according to your last instructions. Therefore, the minimum death benefit will fluctuate with the performance of the underlying Investment Options.

Annual Death Benefit Charge

There will be a charge made for this rider while it is in effect. The charge is made in arrears at the beginning of each contract year after the first, and at surrender. The charge is made against the Contract Value in the Separate Account. This charge will be deducted proportionally from the Subaccounts in which you are invested. The maximum charge will be the rate shown on the contract data pages times the Contract Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a prorata portion of the annual charge.

If the Contract Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Contract Value in the Separate Account. The excess of the charges over the Contract Value in the Separate Account will then be deducted from the Contract Value in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.
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When this Rider is Effective

This rider becomes effective on the Contract Date unless another effective date is shown on the contract data pages. It will remain in effect while this Contract is in force and before Income Payments begin, or until the contract anniversary following the date of receipt of your request to terminate the rider. If your request is received within 30 days following any contract anniversary, you may request that the rider terminate as of that anniversary.

For GE Life and Annuity Assurance Company,

                              /s/ Pamela S. Schutz
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                                Pamela S. Schutz
                                   President